                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----
                             FinancialWeb.Com, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   31770Y108
--------------------------------------------------------------------------------
                                (CUSIP Number)

Geoffrey Todd Hodges, 601 South Harbour Island Blvd., Suite 200, Tampa, FL 33602
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 14, 1998
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 7 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 31770Y108                    13D      PAGE    2     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Frank Musolino
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    623,000 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   623,000 shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          719,250 shares; warrants to acquire 125,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1% plus warrants to acquire 1.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 31770Y108                    13D      PAGE    3     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    250,000 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   250,000 shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 31770Y108                    13D      PAGE    4     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          AF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    250,000 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   250,000 shares
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 31770Y108                    13D      PAGE    5     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          The First American Investment Banking Corporation
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)    SOLE VOTING POWER
  NUMBER OF                   96,250 shares; warrants to purchase 125,000 shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)    SHARED VOTING POWER
  OWNED BY                    None
    EACH               --------------------------------------------------------
  REPORTING            (9)    SOLE DISPOSITIVE POWER
 PERSON WITH                  96,250 shares; warrant to purchase 125,000 shares
                       --------------------------------------------------------
                       (10)   SHARED DISPOSITIVE POWER
                              None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          96,250 shares; warrants to purchase 125,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.1%, plus warrants to purchase 1.4%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          BD
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 31770Y108                    13D      PAGE    6     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Ashley Marie Musolino
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP NO. 31770Y108                    13D      PAGE    7     OF    7    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Frank Musolino, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          (SEE INSTRUCTIONS)                                        (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    None
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     None
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   None
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               None
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          250,000 shares
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       [ X ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.8%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No.      31770Y108
               ----------

                       ATTACHMENT TO FORM 13D COVER SHEET

         All calculations on the Form 13D cover sheets have been made on the basis that 8,881,697 shares are presently outstanding.

ITEM 1.  SECURITY AND ISSUER.

         The class of security to which this Amendment to Schedule 13D relates is common stock, $0.001 par value per share (the "Shares") of FinancialWeb.Com, Inc., a Nevada corporation (the "Company"). The Company's principal executive offices are located at 201 Park Place, Suite 321, Altamonte Springs, FL 33701.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Frank Musolino, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97, The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97, Frank Musolino, Jr., Ashley Marie Musolino, and The First American Investment Banking Corporation, hereafter collectively referred to as the "Reporting Persons."

         (a)-(f). The following sets forth as to each of the Reporting Persons his (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted; (d) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case; (e) whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree, or final order; and (f) citizenship.

         1.       (a) Frank Musolino.
                  (b) 1623 Riverhills Drive
                      Temple Terrace, FL 33617.
                  (c) President, First American Holdings, Inc.
                      601 South Harbour Island Boulevard
                      Suite 200
                      Tampa, Florida 33602.
                  (d) None.
                  (e) None.

CUSIP No.      31770Y108
               ----------


                  (f) United States.

         2.       (a) The Ashley Marie Musolino Irrevocable Trust,
                      u/t/d 10/6/97.
                  (b) 601 South Harbour Island Boulevard
                      Suite 200
                      Tampa, Florida 33602.

                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         3.       (a) The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97.
                  (b) 601 South Harbour Island Boulevard
                      Suite 200
                      Tampa, Florida 33602.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         4.       (a) Frank Musolino, Jr.
                  (b) 1623 Riverhills Drive
                      Temple Terrace, FL 33617.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         5.       (a) Ashley Marie Musolino.
                  (b) 1623 Riverhills Drive
                      Temple Terrace, FL 33617.
                  (c) None.
                  (d) None.
                  (e) None.
                  (f) United States.

         6.       (a) The First American Investment Banking Corporation,
                      a Florida corporation.
                  (b) 601 South Harbour Island Boulevard
                      Suite 200
                      Tampa, Florida 33602.
                  (c) Broker-Dealer.
                  (d) None.
                  (e) None.

CUSIP No.      31770Y108
               ----------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) On December 14, 1998, Frank Musolino purchased $500,000.00 of the Company's convertible promissory notes. The notes were convertible into 1,000,000 shares of the Company's common stock. Mr. Musolino used his personal funds to complete the transaction.

(b) On December 21, 1999, Frank Musolino sold $125,000 of the convertible promissory notes to The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 and $125,000 of the convertible promissory notes to The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97. The sale was made in exchange for $125,000 promissory notes from each trust. Simultaneously, the Company's convertible promissory notes were converted into common stock at a conversion price of $0.50 per share, so that Mr. Musolino received 500,000 shares upon conversion, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 received 250,000 shares upon conversion, and The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97 received 250,000 shares upon conversion.

(c) On December 23, 1999, Mr. Musolino acquired 123,000 additional shares of the Company's common stock, representing accrued interest on the convertible notes. Mr. Musolino used personal funds to acquire the convertible notes, but used no funds to acquire the shares that represent the accrued interest on the notes.

(d) On December 21, 1999, The First American Investment Banking Corporation received warrants to purchase 125,000 shares of the Company's common stock, exercisable at $3.00 per share. No funds were used for this transaction.

(e) On March 31, 2000, The First American Investment Banking Corporation became entitled to receive 96,250 shares of common stock in the Company. The First American Investment Banking Corporation has not yet received those shares. No funds were used for this transaction.

ITEM 4. PURPOSE OF TRANSACTION.  Five transactions are reported hereby.

(a) On December 14, 1998, Frank Musolino purchased $500,000.00 of the Company's convertible promissory notes. The notes were convertible into 1,000,000 shares of the Company's common stock. The conversion price was $0.50 per share. The purpose of this transaction was investment and to provide financing for the Company's working capital needs.

(b) On December 21, 1999, Frank Musolino sold $125,000 of the convertible promissory notes to The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 and $125,000 of the convertible promissory notes to The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97. The purpose of the sales was to enable the trusts to acquire stock in the Company. Simultaneously, the Company's promissory notes were converted into common stock at a conversion price of $0.50 per share. The purpose of the conversion was to retain an equity investment in the Company.

(c) On December 23, 1999, Frank Musolino acquired 123,000 additional shares of the Company's common stock, representing accrued interest on the convertible notes. The purpose of the transaction was to continue Mr. Musolino's equity investment in the Company.

CUSIP No.      31770Y108
               ----------


(d) On December 21, 1999, The First American Investment Banking Corporation received warrants to purchase 125,000 shares of the Company's common stock, exercisable at $3.00 per share. The purpose of the issuance of the warrants was to provide compensation to which the holder was entitled for its efforts in procuring funding for the Company.

(e) On March 31, 2000, The First American Investment Banking Corporation became entitled to receive 96,250 shares of common stock in the Company. The First American Investment Banking Corporation has not yet received those shares. The purpose of the issuance of the shares was to compensate The First American Investment Banking Corporation for its efforts in raising equity capital for the Company in a private placement of the Company's common stock. The private placement closed on March 31, 2000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of June 15, 2000, Frank Musolino owned 623,000 shares of the Company's common stock, representing 7.0% of the Company's outstanding stock. As of June 15, 2000, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 owned 250,000 shares of the Company's common stock, representing 2.8% of the Company's outstanding stock. Ashley Marie Musolino is the beneficiary of that trust, and may be deemed the beneficial owner of 250,000 shares that the trust owns, representing 2.8% of the Company's outstanding stock. As of June 15, 2000, The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97 owned 250,000 shares of the Company's common stock, representing 2.8% of the Company's outstanding stock. Frank Musolino, Jr. is the beneficiary of that trust, and may be deemed the beneficial owner of 250,000 shares that the trust owns, representing 2.8% of the Company's outstanding stock. As of June 15, 2000, The First American Investment Banking Corporation beneficially owned 96,250 shares of the Company's common stock, representing 1.1% of the Company's outstanding stock. The First American Investment Banking Corporation also owned warrants to purchase 125,000 shares of the Company's common stock, representing 1.4% of the Company's outstanding stock. Frank Musolino is the parent of Frank Musolino, Jr., and may, therefore, be deemed the beneficial owner of 250,000 shares that he beneficially owns. This represents 2.8% of the Company's outstanding stock. Mr. Musolino, however, disclaims any beneficial ownership of those shares. Mr. Musolino is also the parent of Ashley Marie Musolino, and may, therefore, be deemed the beneficial owner of 250,000 shares that she beneficially owns. This represents 2.8% of the Company's outstanding stock. Mr. Musolino, however, disclaims any beneficial ownership of those shares. Frank Musolino also owns, directly and indirectly, 78% of the common stock and 100% of the preferred stock of The First American Investment Banking Corporation, and may, therefore be deemed the beneficial owner of 96,250 shares that The First American Investment Banking Corporation owns, representing 1.1% of the Company's outstanding stock, and 125,000 warrants to purchase common stock that The First American Investment Banking Corporation owns, representing 1.4% of the Company's outstanding stock. Except as noted above, The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97, The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97, Ashley Marie Musolino, Frank Musolino, Jr., and The First American Investment Banking Corporation disclaim any beneficial ownership of securities owned by any other Reporting Person.




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(b) The responses of the Reporting Persons to items (7) through (11) of the portions of the cover page relating to beneficial ownership of Shares are incorporated herein by reference.

(c) None

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As noted above, The First American Investment Banking Corporation owns warrants to purchase 125,000 shares of the Company's common stock, representing 1.4% of the Company's outstanding stock. The warrants are exercisable at a price of $3.00 per share. If the warrants are exercised, The First American Investment Banking Corporation would use its working capital to complete the transaction.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(a) Promissory Note from The Ashley Marie Musolino Irrevocable Trust, u/t/d 10/6/97 to Frank Musolino.

(b) Promissory Note from The Frank Musolino, Jr. Irrevocable Trust, u/t/d 10/6/97 to Frank Musolino.

(c) Common Stock Warrants issued by the Company to The First American Investment Banking Corporation.




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CUSIP No.      31770Y108
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000                                   /s/ FRANK MUSOLINO
      ------------------                              ------------------------
                                                      FRANK MUSOLINO

CUSIP No.      31770Y108
               ----------




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE FRANK MUSOLINO, JR. IRREVOCABLE
                                          TRUST, u/t/d 10/6/97

Date: June 16, 2000                       By: /s/ GEOFFREY TODD HODGES
     ------------------                       ---------------------------------
                                                  Geoffrey Todd Hodges, Trustee

CUSIP No.      31770Y108
               ----------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         THE ASHLEY MARIE MUSOLINO
                                         IRREVOCABLE TRUST, u/t/d 10/6/97

Date: June 16, 2000                      By: /s/ GEOFFREY TODD HODGES
      --------------------                   ---------------------------------
                                             Geoffrey Todd Hodges, Trustee



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CUSIP No.      31770Y108
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       THE FIRST AMERICAN INVESTMENT
                                       BANKING CORPORATION,  a Florida
                                       corporation

Date: June 16, 2000                     By: /s/ GEOFFREY TODD HODGES
      -----------------------              ------------------------------------
                                           Geoffrey Todd Hodges, Vice President



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






CUSIP No.      31770Y108
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2000                        /s/ FRANK MUSOLINO, JR.
      ------------------                   --------------------------------
                                           FRANK MUSOLINO, JR.

CUSIP No.      31770Y108
               ----------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2000                     /s/ FRANK MUSOLINO
      ---------------------             --------------------------------------
                                       FRANK MUSOLINO, as Natural Guardian of
                                       Ashley Marie Musolino







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